

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2015

Alan Lien
Chief Executive Officer
CinJet, Inc.
16926 East Keegan Blvd.
Carson, California 90746

> **Re: CinJet, Inc.**
> **Current Report on Form 8-K**
> **Filed June 26, 2015**
> **File No. 000-53635**

Dear Mr. Lien:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   When a reverse merger occurs, a change in accountants is presumed to have occurred since the auditor of the operating company usually audits the post-merger financial statements. Tell us if Morison Cogen, LLP will continue as your auditors as reported in your Form 8-K filed May 13, 2015. If not, please file an Item 4.01 Form 8-K within four days of the date of this letter to report the change in auditors and provide all the information required by Item 304 of Regulation S-K.

Cover Page

2.   Please revise the cover page of your Form 8-K to reflect the correct file number for CinJet, 000-53635.

Item 1.01 – Entry Into a Material Definitive Agreement

3.   Please advise us which exemption(s) from registration the company relied upon for the issuance of 4,364,500 shares of the company's stock to shareholders of STI, and provide us with the legal analysis whereby you determined the exemption claimed is available.

4.   You state in the third paragraph that upon the closing of the merger you cancelled over 10 million shares held by pre-closing stockholders for no consideration. Please revise to the clarify the legal basis for this action. We also note the disclosure that STI paid $22,500 to four Cinjet shareholders for the cancellation of the same number of shares. If these actions refer to cancellation of the same shares, please revise to clarify.

Item 2.01 Completion of Acquisition or Disposition of Assets

Description of Business, page 3

5.   You state on page 4 that historically "the great majority of end users" of the type of lighting equipment you produce has been growers of cannabis. Please revise to clarify the extent to which this is the case. Clarify whether, for example, all or substantially all of your customers belong to this industry, or whether you have any customers outside the cannabis-growing industry. To the extent that you are focused on the needs of the cannabis-growing industry, disclose whether you expect this to be the case in the future indefinitely, or whether you expect to expand into other products that would appeal to other types of hydroponic horticulturists.

6.   At the bottom of page 4 you state that you were given the exclusive right to distribute a certain fertilizer product in the U.S. and Australia. Please revise to clarify the current status of this part of your business.

License Agreement, page 5

7.   Please revise to clarify the business purpose of your license agreement with G.A.S. Technologies, Inc. and what types of products and systems they have developed or plan to develop. You may wish to combine the disclosure on page 9 with that on page 5.

Our Industry, page 5

8.   Please revise your discussion to address more specifically the cannabis industry.

Risk Factors

Our business is dependent on laws . . . , page 10

9.   Please revise to clarify the extent to which you are dependent on a single industry, the cannabis industry, with quantification.

We may need to raise additional capital . . . , page 16

10.   Please revise to quantify your need for additional capital and when you expect to attempt to acquire it.

Liquidity and Capital Resources, page 21

11.   Please expand your disclosure to discuss your estimated cash requirements over the next 12 months and your proposed sources of funds to meet those requirements.

Exhibit 99.1

Consolidated Statements of Operations

12.   We note that you reported a gross profit margin of 25% for both fiscal 2014 and 2013 and that your gross profit margin for the three months ended March 31, 2015 and 2014 were 36% and 32%. Please disclose in MD&A the events or transactions that account for the significant difference in your annual gross profit margins for the quarterly periods as compared your annual results.

Notes to the Consolidated Financial Statements

Note 5 – Related Party Transactions, page 15

13.   We note that a family member of an officer/shareholder owns a minority interest in a company in China, which as of 2014, was your sole supplier of ballasts. You state that purchase prices from the related party approximate what the "company would have to pay [to] an independent third party vendor". However, on page 8 of this Form 8-K, you state that you believe the "prices charged by this supplier are on terms more favorable than terms generally available to terms that you might pay to an unaffiliated third party under the same or similar circumstances". Please refer to ASC 850-10-50-5, and provide us with an explanation for these conflicting statements.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Stanley Moskowitz, Esq.